Fargo office: 4334 18th Avenue S.W. Suite 200, P. O. Box 9156 Fargo, ND 58106-9156 Fax: 701-232-4108	Fergus Falls office: 215 S. Cascade Street P. O. Box 496 Fergus Falls, MN 56538-0496 Fax: 218-998-3165

1-866-410-8070 • www.ottertail.com

October 13, 2006	Reply to Fargo office
Direct: 701-451-3562
Via Edgar
Mr. James A. Allegretto
Sr. Asst. Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-0309

RE:	Otter Tail Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 15, 2006, May 10, 2006 and August 9, 2006
File No. 0-368
Dear Mr. Allegretto:
Enclosed is the response of Otter Tail Corporation (the “Company”) to the comment received by letter dated October 4, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below the numbered comment of your letter, followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2005
Exhibit 13-A
Financial Statements
Consolidated Statements of Income
Note 2. Business Combinations, Dispositions and Segrnent Information
1.	We reviewed your response to comment 6 from our letter dated August 29, 2006. In regard to your table summarizing your impairment analysis please tell us what “gross margin” represents and how you used the enterprise values based on the different weighted average cost of capital and gross margin assumptions to derive the fair value used to compute the impairment loss.
Response
Definition of terms:
Gross Margin — Sales of natural gas less the cost of purchasing the natural gas.

Mr. James A. Allegretto	2	October 13, 2006
Weighted Average Cost of Capital (WACC) — The discount rate used to derive the present value of a company’s future cash flows. It is the average required rate of return of a company’s financing, equity, debt and preferred stock, weighted in proportion to the company’s total invested capital. In this analysis, the WACC was obtained (SIC Code 4924, Natural Gas Distribution) from Ibbotson Associates “Cost of Capital 2005 Yearbook, Data through June 2005.” This is consistent with the guidance in Financial Accounting Standards (FAS) No. 142 which requires the interest rate used in assessing future cash flows be a rate that is commensurate with the risk in the specific industry.
In previous years OTESCO was earning 2% gross margins from its natural gas marketing business which after selling, general and administrative expenses resulted in net income of typically .5% of sales. As a result of rising natural gas prices and greater market volatility in future prices for natural gas, the Company needed to reassess the amount of future cash flows it could expect to realize from its natural gas marketing business.
The Company performed a discounted cash flow analysis to assess the recoverability of the $1 million in goodwill related to its natural gas marketing business. The financial modeling was performed with gross margin assumptions ranging from 1% to 2%. The base case with gross margins ranging from 1.2% to 1.5% was considered the most likely scenario to be expected to occur on a go forward basis. This was based on a review of current market conditions and OTESCO’s size in relation to its competition. OTESCO was a small player in the natural gas industry and the market it competes in is characterized by intense competition with large companies with greater financial resources.
The worst case scenario was that OTESCO could earn a gross margin of 1% over the forecast period with a best case scenario of a gross margin of 2% being earned over the forecast period.
In connection with the sensitivity analysis performed relating to the gross margin expected to be earned in the natural gas marketing business, a range for the weighted average cost of capital was also used. The range used was 5.50% to 7.40%.
As required by FAS 142, paragraphs 19 and 20 two steps were performed.
Step 1: Compare the fair value of the reporting unit with carrying amount.
The result of the discounted cash flow analysis using the assumptions for gross margins and WACC resulted in a range of enterprise values being calculated as shown in the table below. The amount of interest bearing debt associated with OTESCO was then subtracted from the enterprise value to determine the fair value of the equity of OTESCO. This fair value was then compared with the book value of the common equity to determine if goodwill was impaired. Since the carrying value of the reporting unit exceeded its fair value, Step 2 was performed.
Step 2: Determine the actual amount of the goodwill that was impaired to establish the impairment loss.
An allocation of the fair value as determined in Step 1 was done by fair valuing the assets and liabilities of OTESCO as if it had been acquired in a business combination and the fair value of OTESCO was the price paid to acquire the business. This resulted in the goodwill impairment loss of $1 million being recorded.

Mr. James A. Allegretto	3	October 13, 2006

	Gross Margin	Gross Margin	Base Case	Gross Margin	Gross Margin
	1%	2%	GM 1.2% to 1.5%	1%	2%
Total Enterprise Value	$(368,000)	$4,615,000	$1,162,000	$(823,000)	$6,109,000
Less: Interest Bearing Debt	1,718,000	1,718,000	1,718,000	1,718,000	1,718,000

Fair value of equity based on valuation	(2,086,000)	2,897,000	(556,000)	(2,541,000)	4,391,000
Equity recorded on books	834,000	834,000	834,000	834,000	834,000

Fair value of equity over(under)equity recorded	$(2,920,000)	$2,063,000	$(1,390,000)	$(3,375,000)	$3,557,000

Weighted Average Cost of Capital	7.40%	7.40%	7.40%	5.50%	5.50%
Conclusion	Impairment	No Impairment	Impairment	Impairment	No Impairment
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter please contact me at (701) 451-3562.
Yours very truly,
/s/ Kevin G. Moug
Kevin G. Moug
Chief Financial Officer & Treasurer
KGM/mas